Exhibit 3.1

Amendment to Amended and Restated By-laws

[add as Section 2.18]

                2.18.        Deadlocks.  In the event the Board of Directors becomes deadlocked by virtue of there being a tie vote on any matter allowed to be delegated to a committee pursuant to Section 141(c)(2) of the General Corporation Law of the State of Delaware, the matter will be delegated for resolution to the Deadlocks Committee.  The Deadlocks Committee is and shall, from time to time, be a standing committee of the Board of Directors, the membership of which consists of the three directors then in office who are the “Independent Directors” (as defined in the Stockholders’ Agreement dated May 12, 2006, as amended from time to time).